================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          FIRST AVIATION SERVICES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


        COMMON STOCK,                                      31865W108
   PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
 (TITLE OF CLASS OF SECURITIES)                          (CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages


================================================================================

--------------------------------           -------------------------------------
CUSIP No.  31865W108                13G                    Page 2 of 8
--------------------------------           -------------------------------------

---------------- ---------------------------------------------------------------
  1              NAME OF REPORTING PERSONS:            FIRST EQUITY GROUP, INC.

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
---------------- ---------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                     (A) [X]
                                                                     (B) [ ]
---------------- ---------------------------------------------------------------
  3              SEC USE ONLY

---------------- ---------------------------------------------------------------
  4              CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

---------------------- ----- --------------------------------------- -----------
 NUMBER OF              5    SOLE VOTING POWER:
   SHARES
                       ----- --------------------------------------- -----------
BENEFICIALLY            6    SHARED VOTING POWER:                    3,734,759
  OWNED BY
                       ----- --------------------------------------- -----------
    EACH                7    SOLE DISPOSITIVE POWER:
  REPORTING
                       ----- --------------------------------------- -----------
PERSON WITH             8    SHARED DISPOSITIVE POWER:               3,734,759

---------------- --------------------------------------------------- -----------
  9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         3,734,759
                 REPORTING PERSON:

---------------- ---------------------------------------------------------------
  10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES:*
                                                                         [ ]
---------------- ---------------------------------------------------------------
  11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   41.8%
                                                                   ** SEE ITEM 4
---------------- ---------------------------------------------------------------

  12             TYPE OF REPORTING PERSON:                   CO

---------------- ------------------------------------------- -------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------           -------------------------------------
CUSIP No. 31865W108                 13G                Page 3 of 8
--------------------------------           -------------------------------------

---------------- ---------------------------------------------------------------
  1              NAME OF REPORTING PERSONS:                  FAS INC.


                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
---------------- ---------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                      (A) [X]
                                                                      (B) [ ]
---------------- ---------------------------------------------------------------
  3              SEC USE ONLY

---------------- ---------------------------------------------------------------
  4              CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

---------------------- ----- --------------------------------------- -----------
 NUMBER OF              5    SOLE VOTING POWER:
   SHARES
                       ----- --------------------------------------- -----------

BENEFICIALLY            6    SHARED VOTING POWER:                    3,721,665
  OWNED BY
                       ----- --------------------------------------- -----------
    EACH                7    SOLE DISPOSITIVE POWER:
  REPORTING
                       ----- --------------------------------------- -----------

PERSON WITH             8    SHARED DISPOSITIVE POWER:               3,721,665


---------------- --------------------------------------------------- -----------

  9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         3,721,665
                 REPORTING PERSON:

---------------- ---------------------------------------------------------------
  10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES:*
                                                                        [ ]
---------------- ---------------------------------------------------------------

  11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  41.7%
                                                                  ** SEE ITEM 4

---------------- ---------------------------------------------------------------

  12             TYPE OF REPORTING PERSON:                   CO

---------------- ---------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------           -------------------------------------
CUSIP No.  31865W108                13G                  Page 4 of 8
--------------------------------           -------------------------------------

---------------- ---------------------------------------------------------------
  1              NAME OF REPORTING PERSONS:                 MICHAEL C. CULVER


                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
---------------- ---------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                      (A) [X]
                                                                      (B) [ ]
---------------- ---------------------------------------------------------------
  3              SEC USE ONLY

---------------- ---------------------------------------------------------------
  4              CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

---------------------- ----- ----------------------------------------- ---------
 NUMBER OF              5    SOLE VOTING POWER:                        200
   SHARES
                       ----- ----------------------------------------- ---------
BENEFICIALLY            6    SHARED VOTING POWER:                      3,734,759
  OWNED BY
                       ----- ----------------------------------------- ---------
    EACH                7    SOLE DISPOSITIVE POWER:                   200
  REPORTING
                       ----- ----------------------------------------- ---------
PERSON WITH             8    SHARED DISPOSITIVE POWER:                 3,734,759

---------------- ----------------------------------------------------- ---------
  9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           3,734,959
                 REPORTING PERSON:

---------------- ---------------------------------------------------------------
  10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES:*
                                                                          [ ]
---------------- ---------------------------------------------------------------
  11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    41.8%
                                                                   ** SEE ITEM 4

---------------- ---------------------------------------------------------------
  12             TYPE OF REPORTING PERSON:                   IN

---------------- ---------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------           -------------------------------------
CUSIP No.  31865W108                13G                  Page 5 of 8
--------------------------------           -------------------------------------

---------------- ---------------------------------------------------------------
  1              NAME OF REPORTING PERSONS:                AARON P. HOLLANDER


                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
---------------- ---------------------------------------------------------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                    (A) [X]
                                                                    (B) [ ]
---------------- ---------------------------------------------------------------
  3              SEC USE ONLY

---------------- ---------------------------------------------------------------
  4              CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

---------------------- ----- ----------------------------------------- ---------
 NUMBER OF              5    SOLE VOTING POWER:
   SHARES
                       ----- ----------------------------------------- ---------
BENEFICIALLY            6    SHARED VOTING POWER:                      3,734,759
  OWNED BY
                       ----- ----------------------------------------- ---------
    EACH                7    SOLE DISPOSITIVE POWER:
  REPORTING
                       ----- ----------------------------------------- ---------
PERSON WITH             8    SHARED DISPOSITIVE POWER:                 3,734,759

---------------- ----------------------------------------------------- ---------
  9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           3,734,759
                 REPORTING PERSON:

---------------- ---------------------------------------------------------------
  10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES:*
                                                                          [ ]

---------------- ---------------------------------------------------------------
  11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    41.8%
                                                                   ** SEE ITEM 4

---------------- ---------------------------------------------------------------
  12             TYPE OF REPORTING PERSON:                   IN

---------------- ---------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is First Aviation Services Inc. (the
                    "Issuer").

        (b) The address of the Issuer's principal executive office is 15 Riverside Avenue, Westport Connecticut 06880.


ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by the following persons
                    and entities:

                    First Equity Group, Inc. with a business address of 15 Riverside Avenue, Westport, Connecticut 06880 ("FEG"). FEG is a Connecticut Corporation.

                    FAS Inc. with a business address of 15 Riverside Avenue, Westport, Connecticut 06880 ("FAS"). FAS is a Delaware Corporation.

                    Michael C. Culver with a business address of 15 Riverside Avenue, Westport, Connecticut 06880 ("Mr. Culver"). Mr. Culver is a citizen of Canada.

                    Mr. Aaron P. Hollander with a business address of 15 Riverside Avenue, Westport, Connecticut 06880 ("Mr. Hollander", and together with FEG, Mr. Culver and FAS, the "Reporting Persons"). Mr. Hollander is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Common Stock, par
                    value $0.01 per share (the "Common Stock"). The CUSIP number of the Common Stock is 31865W108.

ITEM 3.

            Not Applicable.

ITEM 4. OWNERSHIP

        (a) - (c)   As of December 31, 1997, FEG and Messrs Culver and
                    Hollander beneficially owned and shared voting and dispositive power with respect to 3,734,759 shares of Common
                    Stock as follows: (i) 13,094 shares of Common Stock held directly by FEG and indirectly by each of Messrs. Culver and Hollander (see ownership structure below); and (ii)
                    3,721,665 shares of Common Stock (the "FAvS Shares") held indirectly by each of FEG and Messrs. Culver and Hollander
                    (see ownership structure below). As of December 31, 1997,
                    FAS had direct beneficial ownership of and shared voting and dispositive power with respect to the FAvS Shares.

                    As of December 31, 1997, Mr. Culver also beneficially owned and had sole voting and dispositive power with resepct to 200 shares of Common Stock held by Mr. Culver as custodian for his children. Mr. Culver disclaims beneficial ownership with respect to these shares.

                    The common stock of FAS is owned in its entirety by Holladay-Tyler Printing Inc., a Delaware corporation. Holladay-Tyler Printing Inc. is a wholly-owned subsidiary of First Printing Inc., a Delaware corporation. First Printing Inc. is a wholly owned


                                Page 6 of 8 Pages
                    subsidiary of FEG. FEG is owned jointly by Messrs. Culver and Hollander. In addition, First Equity Development Inc., a Connecticut corporation, owns 2,500 shares of preferred stock of FAS. FEG owns ninety-percent of the common stock of First Equity Development Inc.

        (b) The 3,734,759 shares of Common Stock beneficially owned by FEG and Mr. Hollander constitute 41.8% of the number of shares of Common Stock outstanding.

                    The 3,734,959 shares of Common Stock beneficially owned by Mr. Culver constitute 41.8% of the number of shares of Common Stock outstanding.

                    The 3,721,665 shares of Common Stock beneficially owned by FAS constitute 41.7% of the number of shares of Common Stock outstanding.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            See Item 4.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            See Item 4.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

ITEM 10. CERTIFICATION

            Not Applicable.


                               Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        First Equity Group, Inc

Date:  February 12, 1998            By: /s/ Aaron P. Hollander
                                        ------------------------------------
                                        Name: Aaron P. Hollander
                                        Title: Vice President



                                        FAS Inc.

Date:  February 12, 1998            By: /s/ John A. Marsalisi
                                        ------------------------------------
                                        Name: John A. Marsalisi
                                        Title: Vice President



Date:  February 12, 1998                /s/ Michael C. Culver
                                        ------------------------------------
                                        Michael C. Culver




Date:  February 12, 1998                /s/ Aaron P. Hollander
                                        ------------------------------------
                                        Aaron P. Hollander




                               Page 8 of 8 Pages